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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16. UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant's name into English)

29 North Anne Street, Dublin 7,
D07 PH36, Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

On February 26, 2025, Dole plc (the "Company") will host a conference call and simultaneous webcast to discuss the Company's financial results for the three months and year ended December 31, 2024. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the Investors section of the Company's website, www.doleplc.com/investors. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No. Description

99.1 Dole plc Press Release issued February 26, 2025 – Dole plc Reports Fourth Quarter and Full Year 2024 Financial Results

DOLE PLC
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 26, 2025	DOLE PLC
(Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer